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                     April 10, 2024

       Yusuke Shono
       Chief Executive Officer and Director
       Warrantee Inc.
       1103, Kitahama Craft
       2-4-1 Doshomachi, Chuo-ku
       Osaka City, Osaka 541-0045, Japan

                                                        Re: Warrantee Inc.
                                                            Form 20-F for
Fiscal Year Ended March 31, 2023
                                                            File No. 001-41433

       Dear Yusuke Shono:

              We issued comments to you on the above captioned filing and your Forms 6-K on
       February 27, 2024. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by
       April 24, 2024.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services